Craig A. Adoor
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO  63105
Direct: 314.345.6407
Fax: 314.480.1505
craig.adoor@huschblackwell.com

August 14, 2012

Via EDGAR Mr. Michael F. Johnson Staff Attorney Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	Guaranty Federal Bancshares, Inc.
Registration Statement on Form S-1
Filed August 3, 2012

Amendment No. 1 to Registration Statement on Form S-1
Filed August 6, 2012

Amendment No. 2 to Registration Statement on Form S-1
Filed August 7, 2012
File No. 333-183062

Dear Mr. Johnson:

We have set forth below the responses of Guaranty Federal Bancshares, Inc. (the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 13, 2012.  The Company is concurrently filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1 (as amended, the “Registration Statement”).  The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.  All page references in the Company’s responses are to the marked copies of the Registration Statement.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.  Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Mr. Michael F. Johnson
Staff Attorney
Division of Corporation Finance
August 14, 2012

Amendment No.2 to Registration Statement on Form S-1 Filed August 8, 2012

General

1.	Comment: With a view towards additional disclosure, please advise if the minimum suitability standards require a minimum net worth.

Response:  The Company advises the Staff that as disclosed on page S-26 of the Registration Statement, each auction agent, network broker and any other broker that submits bids through the auction agents or any network broker will individually apply its own suitability standards in accordance with the applicable requirements and guidelines of FINRA in evaluating whether an investment in the Preferred Shares is appropriate for any particular investor.  No minimum net worth standard is being required of such auction agents or brokers in individually setting and applying their own suitability standards in accordance with applicable laws and regulations.

2.	Comment: Confirm to the staff that the registrant will file a pre-effective amendment that discloses the minimum price and names the underwriters.

Response:  The Company confirms to the Staff that it will file a pre-effective amendment that discloses the minimum price and names the underwriters.

Prospectus Cover Page

3.	Comment: Please revise the cover page to indicate whether the company, its officers and/or directors, or any affiliates thereof, intend to bid in the offering.

Response:  The cover page has been revised to state that (i) neither the Company nor any of its subsidiaries will bid in the offering, and (ii) two directors of the Company intend to bid in the offering either directly or through one or more of their respective affiliates.

Underwriting, page S-41

4.
Comment:  Supplementally, advise the staff whether any of the underwriters that participated in developing the minimum price, or assisted the company in any capital raising activities in the last year, has any affiliates or other related parties that have or will participate in the bidding.

Response:  The Company advises the Staff that the underwriters do not develop the minimum price.  The underwriters and the Treasury's advisors, if and to the extent requested by the Treasury, may each provide their independent views on the minimum price for the Treasury to consider.  The minimum price is ultimately independently determined by the Treasury based on its own pricing model.

Mr. Michael F. Johnson
Staff Attorney
Division of Corporation Finance
August 14, 2012

In addition, the Company advises the Staff that the underwriters have not assisted the Company in capital raising activities in the past 12 months and that entities that are affiliates or related parties of the respective underwriters may or may not participate in the bidding; however none of the underwriters share any non-public information, including any views on the minimum price, with such affiliates or related parties.

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 314-345-6407.

Respectfully submitted,

/s/ Craig A. Adoor

Craig A. Adoor

cc:	Shaun A. Burke, Guaranty Federal Bancshares, Inc.